As filed with the United States Securities and Exchange Commission August 31, 2006.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

________________________
Freeport-McMoRan Copper & Gold Inc.
(Name of Subject Company)
______________________

Freeport-McMoRan Copper & Gold Inc.
(Name of Filing Person - Offeror)
______________________

7% Convertible Senior Notes due 2011
(Title of Class of Securities)
______________________

35671DAJ4 and 3567DAK1
(CUSIP Number of Class of Securities)
______________________

Kathleen L. Quirk
Vice President and Treasurer
Freeport-McMoRan Copper & Gold Inc.
1615 Poydras Street
New Orleans, Louisiana 70112
Telephone: (504) 582-4000
Facsimile: (504) 582-4511
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:
Douglas N. Currault II, Esq.
Jones, Walker, Waechter,
Poitevent, Carrère & Denègre, L.L.P.
201 St. Charles Avenue, 51st Floor
New Orleans, Louisiana 70170
Telephone: (504) 582-8000
Facsimile: (504) 582-4250

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$552,087,767	$59,075

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the conversion of all of our outstanding 7% Convertible Senior Notes due 2011 into our Class B Common Stock. If all of the notes are converted, we will pay to the holders thereof an aggregate of $26,384,670 in cash plus accrued and unpaid interest on the Notes of $570,039 and issue to the holders thereof an aggregate of 9,496,077 shares of our Class B Common Stock having an aggregate market value of $525,133,058 (based on the average of the high and low trading prices of our Class B Common Stock on the New York Stock Exchange on August 8, 2006). Based on the maximum value of the offer, the transaction value is equal to $552,087,767. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #5 for Fiscal Year 2006 (2005-163) issued by the Securities and Exchange Commission on November 23, 2005, equals $107.00 per million of the transaction value. On August 10, 2006, the date of the original filing, we paid $16,949; therefore, the difference being paid on the date of this filing is $42,126.

[ x ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $16,949

Form or Registration No.:  Joint Schedule TO-I / 13E-3

Filing Party: Issuer, Freeport-McMoRan Copper & Gold Inc.

Date Filed: August 10, 2006

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[X]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

____________________________________________________________________________________________________________

EXPLANATORY STATEMENT

This Amendment No. 1 amends and supplements the combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement (collectively, the “Schedule TO”) originally filed with the Securities and Exchange Commission on August 10, 2006, by Freeport-McMoRan Copper & Gold Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer (“Offer of Premium”) to pay a cash premium of $90 (the “Conversion Premium”), plus accrued interest up to, but excluding, the conversion date, for each $1,000 principal amount of 7% Convertible Senior Notes due 2011 (the “Notes”) that is converted into the Company’s Class B Common Stock (the “Common Stock”), par value $0.10 per share.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c) and Rule 13e-3(d)(2) promulgated under the Securities Exchange Act of 1934, as amended. The information in the Offering Circular filed as Exhibit (a)(1)(i) to the joint Schedule TO-I / 13E-3 on August 10, 2006, is incorporated in this Amendment No. 1 to the joint Schedule TO-I / 13E-3 by reference in response to all of the applicable items in the joint Schedule TO-I / 13E-3, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 1.  SUMMARY TERM SHEET.

The expiration time and date set forth on the cover of the Offering Circular, incorporated herein by reference, is amended as follows:

This is an offer by Freeport-McMoRan Copper & Gold Inc. to pay a cash premium of $90 (the “Conversion Premium”), plus accrued and unpaid interest up to (but excluding) the conversion date, for each $1,000 principal amount of 7% Convertible Senior Notes due 2011 (the “Notes”) that is converted into our Class B Common Stock (the “Common Stock”), par value $0.10 per share, from the date of this offer through 5:00 p.m., New York City time, on September 8, 2006, unless extended (the “Special Conversion Period”).

The offer will expire at 5:00 p.m., New York City time, on September 8, 2006, unless extended or earlier terminated by us (such date and time, as they may be extended from time to time or earlier terminated, the “expiration date”). You may withdraw Notes tendered in the offer at any time prior to 5:00 p.m., New York City time, on the expiration date, unless theretofore accepted for conversion pursuant to the offer.

The information set forth in the Offering Circular under the heading “Summary - Summary of the Offer,” incorporated herein by reference, is amended as follows:

The fifth Q&A is amended as follows:

Q: Will tendering holders of the Notes receive the supplemental dividend payable to holders of Common Stock on September 29, 2006?

A: Yes. We expect that tendering holders will be entitled to receive the supplemental dividend of $0.75 per share payable to holders of Common Stock on September 29, 2006 because the Notes tendered in the offer are expected to be converted into Common Stock on September 12, 2006, which is prior to the September 14, 2006 record date for payment of the supplemental dividend. If, for any reason, the offer is extended beyond September 11, 2006, it is possible that the supplemental dividend payable on September 29, 2006, will not be paid to holders of Notes who have converted their Notes into shares of Common Stock.

The sixth Q&A is amended as follows:

Q: What will happen to your Notes if you do not participate in the offer?

A: If you do not tender your Notes for conversion in the offer, they will remain outstanding and will initially remain listed on the New York Stock Exchange under the ticker symbol “FCXF11.” Depending upon the number of Notes accepted for conversion pursuant to the offer and the number of holders of Notes remaining after consummation of the offer, however, the Notes may no longer meet the requirements of the New York Stock Exchange for continued listing, which would adversely affect the trading market and could adversely affect the market value of the Notes. The New York Stock Exchange could initiate delisting procedures with respect to the Notes if the aggregate market value or principal amount of the Notes is less than $1 million. See “Risk Factors - Risks Related to the Offer and Notes.”

The tenth Q&A is amended as follows:

Q:	What is our position on the fairness of the offer, and is our board of directors recommending that you convert your Notes?

A: For the reasons discussed below, our board of directors has determined that the offer is substantively and procedurally fair to the Note holders, none of whom are directors, officers or affiliates of the company. However, neither we, our board nor any of our advisors or agents is making any recommendation regarding whether or not you should tender Notes in the offer. Accordingly, you must make your own independent determination as to whether or not you wish to tender your Notes. See “Special Factors - Fairness of the Offer.”

The thirteenth Q&A is amended as follows:

Q: Are there any material conditions to the offer?

A: Our completion of the offer is contingent upon:
•	the absence of any determination that the offer violates any law, rule or interpretation of the SEC staff;
•	the absence of any pending ~~or threatened~~ proceeding that materially impairs our ability to complete the offer;
•	the absence of any material adverse development in any existing legal proceeding involving us or any of our subsidiaries;
•	the absence of any material adverse change in the trading price of the Notes or Common Stock in any major securities or financial market, or in the United States trading markets generally;
•	the absence of any material adverse change in our business, financial condition or operations;
•	the absence of any war or armed hostilities or other national or international calamity directly or indirectly involving the United States or the Republic of Indonesia; and
•
as a result of any event described in the preceding bullet points, our board reasonably concludes (together with a legal opinion of counsel to such effect) that the exercise of its fiduciary duties requires us to terminate the offer.

All conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the offer. If any of these conditions are not satisfied or waived by us, we will not be obligated to ~~accept for~~ pay the Conversion Premium and ~~payment any Notes properly tendered for conversion pursuant to the offer. However, even if all of these conditions are satisfied,~~ we reserve the right to terminate the offer ~~for any or no reason and not accept any Notes properly tendered for conversion pursuant to the offer~~. See “The Offer - Conditions to the Offer.”

The seventeenth Q&A is amended as follows:

Q: Will we receive any proceeds from the offer?

A: No. We believe conversion of the remaining Notes pursuant to the offer will strengthen our balance sheet by further reducing our outstanding debt and our interest expense. We also believe that the early conversions will eliminate or reduce the uncertainty associated with whether the Notes will convert into equity in the future or whether we will be required to fund the principal amount of the Notes at maturity.

The eighteenth Q&A is amended as follows:

Q: By what date must you tender your Notes for conversion and when does the offer expire?

A: To participate in the offer, you must properly tender your Notes for conversion no later than 5:00 p.m., New York City time, on September 8, 2006 unless such date is extended by us. For more information regarding the time period for tendering your Notes for conversion, we refer you to the section of this amended and restated offering circular entitled “Procedures for Participating in the Offer.”

The nineteenth Q&A is amended as follows:

Q: Under what circumstances may we extend or terminate the offer?

A: We can extend the offer in our sole and absolute discretion, and we reserve the right to do so. During any extension of the offer, the Notes that were previously tendered for conversion and not withdrawn will remain subject to the offer. In addition, we expressly reserve the right to terminate the offer and not pay the Conversion Premium if any of the events described in the section of this offering circular entitled “The Offer - Conditions to the Offer” occurs ~~or for any or no reason~~ within our sole and absolute discretion. For more information regarding our right to extend or terminate the offer, we refer you to the section of this offering circular entitled “The Offer.”

The twenty-second Q&A is amended as follows:

Q: When will you receive cash and the Common Stock in conversion for your tendered Notes?

A: Subject to the satisfaction or waiver of all conditions to the offer, and assuming we have not elected to terminate or amend the offer, we will accept for conversion Notes that are properly tendered for conversion and not withdrawn prior to the expiration of the offer at 5:00 p.m., New York City time, on September 8, 2006, unless such date is extended by us. Promptly following that date, Common Stock and cash will be delivered in exchange for properly tendered Notes. We expect to make payment for Notes converted in the offer on the second business day after the expiration date. For more information regarding our obligation to pay cash for tendered Notes, we refer you to the section of this amended and restated offering circular entitled “Procedures for Participating in the Offer - Acceptance of Notes for Conversion and Payment; Delivery of Common Stock.”

The twenty-eighth Q&A is amended as follows:

Q: To whom can you direct your questions about the offer?

A: If you have questions regarding the information in this offering circular or the offer, please contact us or our information agent at the telephone numbers or addresses listed below. Certain officers or other employees of the company may respond to questions regarding the offer and solicit tenders of Notes in the offer. No special compensation will be paid to any such officer or employee for any duties performed in connection with the offer, which will be identical to their regular duties. If you have questions regarding the procedures for tendering your Notes for conversion or require assistance in tendering your Notes, please contact our conversion agent, The Bank of New York, at the telephone number or address listed below. If you would like additional copies of this offering circular, our 2005 Annual Report on Form 10-K, our 2006 quarterly reports on Form 10-Q, our current reports on Form 8-K, our 2006 annual meeting proxy statement on Schedule 14A, or our April 30, 2003 prospectus describing the Notes, please contact us or our information agent at the telephone numbers or addresses listed below.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The issuer of the securities subject to the Offer of Premium is Freeport-McMoRan Copper & Gold Inc., a Delaware corporation. Our executive offices are located at 1615 Poydras Street, New Orleans, Louisiana 70112. Our telephone number is (504) 582-4000.

(b) Securities. The subject class of securities are our 7% Convertible Senior Notes due 2011. As of August 8, 2006, there was $293,163,000 aggregate principal amount of Notes outstanding.

(c) Trading Market and Price. The information set forth in the Offering Circular under the heading “Price Ranges for Notes and Common Stock and Quarterly and Supplemental Cash Dividends” is incorporated herein by reference.

The second sentence under the heading “Price Ranges for Notes and Common Stock and Quarterly and Supplemental Cash Dividends” is amended as follows:

The following table sets forth for the period indicated the range of high and low sales prices per $100 principal amount of our Notes since the first quarter of 2004 as reported by Bloomberg L.P.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. Freeport-McMoRan Copper & Gold Inc. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO. With respect to the directors and executive officers of the Company, the information is set forth in our definitive proxy statement on Schedule 14A relating to our 2006 annual meeting of stockholders, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 22, 2006, and which is incorporated herein by reference. No person controls the Company.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)  Material Terms. The information set forth in the Offering Circular under the headings “Summary - Summary of the Offer,” “Procedures for Participating in the Offer,” “Special Factors,” “The Offer” and “Material United States Federal Income Tax Considerations” is incorporated herein by reference. The amendments set forth in Item 1 of this Schedule TO and Items 7 and 8 of this Schedule 13E-3 are incorporated herein by reference.

The last sentence of the second paragraph under the heading “The Offer - Terms of the Offer” is deleted as follows:

~~However, we can provide no assurance that we will be able to make payment on that date.~~

The following paragraphs are added after the second paragraph under the heading “The Offer - Terms of the Offer” as follows:

If any material change occurs in the offer, including the waiver of a material condition, we could be required to extend the offering period so that at least five business days remain in the offer after such material change. In the event that there is a change in the Conversion Premium or a change in the percentage of existing Notes sought, we could be required to extend the offering period so that at least ten business days remain in the offer after such change.

In the event the offering period is extended or amended, we will issue a press release or otherwise publicly announce any extension or amendment. The release or announcement of an extension will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the offer.

The second bullet point under the heading “The Offer - Conditions to the Offer” is amended as follows:

•	the absence of any pending ~~or threatened~~ proceeding that materially impairs our ability to complete the offer;

The following bullet point is added after the last bullet point under the heading “The Offer - Conditions to the Offer” as follows:

•
as a result of any event described in the preceding bullet points, our board reasonably concludes (together with a legal opinion of counsel to such effect) that the exercise of its fiduciary duties requires us to terminate the offer.

The last paragraph under the heading “The Offer - Conditions to the Offer” is amended as follows:

All conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the offer. If any of these conditions are not satisfied or waived by us, we will not be obligated to ~~accept for~~ pay the Conversion Premium and ~~payment any Notes properly tendered for conversion pursuant to the offer. However, even if all of these conditions are satisfied,~~ we reserve the right to terminate the offer ~~for any or no reason and not accept any Notes properly tendered for conversion pursuant to the offer~~.

The following paragraphs are added after the first paragraph under the heading “Special Factors - Determination of Conversion Premium” as follows:

The Notes represent a hybrid security that is part debt and part equity. When our Common Stock trades at prices significantly greater than the conversion price of the Notes ($30.872), the trading price of the Notes is primarily determined by the underlying value of the shares of Common Stock into which the Notes are convertible. For example, on August 2, 2006, the last sales price of Notes reported on Bloomberg L.P. was $188.217 per $100 principal amount, or $1,882.17 per $1,000 principal amount. The closing price of our Common Stock on this date was $56.32. Each Note is convertible into approximately 32.3918 shares of Common Stock. As a result, the underlying value of the shares of Common Stock into which each Note is convertible was $1,824.31 (32.3918 x $56.32). Thus the remaining value would be approximately $58 per Note, or the difference between the trading value of the Notes ($1,882.17) and the underlying value of the shares of Common Stock ($1,824.31). This $58 per Note compares with our offer to pay a Conversion Premium of $90 per $1,000 principal amount of the Notes.

The Conversion Premium being offered is intended to provide a cash incentive for conversion and to compensate the Note holders for the present value of the remaining interest payments reduced by the present value of future dividends on the Common Stock into which the Notes would be converted, assuming that we pay the supplemental dividend of $0.75 payable on September 29, 2006, and we pay our regular dividend of $1.25 per year through the maturity date of the Notes. The total amount of the remaining interest payments on each Note would be $311.11 (or $264.70 on a present value basis assuming a discount rate of 7.0%), and the total amount of dividends on the Common Stock into which each Note would be converted, assuming that we pay the supplemental dividend of $0.75 payable on September 29, 2006, and we pay our regular dividend of $1.25 per year through the maturity date of the Notes, would be $204.00 (or $178.93 on a present value basis assuming a discount rate of 7.0%). Using these assumptions, the present value of the net cash excess of the interest cost savings above the additional dividends is $85.77 per Note. This compares with our offer to pay a Conversion Premium of $90 per 1,000 principal amount of Notes. These calculations do not take into consideration any changes in our regular dividend rate or any potential future supplemental dividends. If we assume our regular dividend is increased by 25% beginning in November 2006, continuing through the maturity date of the Notes, the present value of the dividend stream using a 7.0% discount rate would be $217.69. Under this scenario, the present value of the net cash excess of the interest cost savings over the additional dividends is $47.01 per Note compared with our offer to pay a Conversion Premium of $90 per $1,000 principal amount of the Notes.

During the two days preceding the offer, we consulted with our financial advisor to evaluate the Conversion Premium. We reviewed with our financial advisor the methodologies and quantifications discussed in the previous paragraph. In addition, we discussed with our financial advisor the recent trading prices of the Notes and our Common Stock and the differences between recent trading prices of the Notes and recent trading prices of the underlying Common Stock. We also discussed the appropriate amount of an additional cash incentive to provide to the Note holders using the two scenarios described in the previous paragraph. Based on all of these factors, we concluded that a Conversion Premium of $90 per $1,000 principal amount of the Notes would be an appropriate amount.

The heading “Certain States Federal Income Tax Considerations” is amended to state “Material United States Federal Income Tax Considerations” and the following language under this heading is amended as follows:

The following is a general tax discussion that summarizes the material U.S. federal income tax consequences applicable to (1) holders that convert their Notes into Common Stock pursuant to the offer and (2) holders of Notes that elect not to participate in the offer. This general discussion is not intended to be a formal tax opinion. You should seek advice from an independent tax advisor with respect to the application of the U.S. federal income tax laws to your particular circumstances and any tax consequences arising under those laws.

The following sentence is added after the third sentence in the second paragraph under the heading “Material United States Federal Income Tax Considerations - Tendering U.S. Holders.”

Because we are paying the Conversion Premium to you to convert your Notes into Common Stock, the Conversion Premium is an essential element of the Conversion of the Notes into Common Stock, and we intend to treat the Conversion Premium as additional consideration for the Notes.

(b) Purchases. None of the Notes are held by any officer, director or affiliate of the Company. Accordingly, we do not anticipate that any officer, director or affiliate of the Company will participate in the Offer of Premium.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. No agreement, arrangement or understanding exists between the Company (including any person specified in Item 3(a) of this Schedule TO) and any other person with respect to any securities of the Company.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offering Circular under the headings “Summary - Background and Purpose” and “Special Factors - Background of and Reasons for the Offer” is incorporated herein by reference. The amendments set forth in Item 7 of this Schedule 13E-3 are incorporated herein by reference.

The third paragraph under the heading “Summary - Background and Purpose” is amended as follows:

    We believe the conversion of the remaining Notes pursuant to the offer will strengthen our balance sheet by ~~further~~ reducing our outstanding debt~~, reducing~~ and our interest expense ~~and eliminating or reducing uncertainties associated with the Notes’ conversion features~~. We also believe that the early conversions will eliminate or reduce the uncertainty associated with whether the Notes will convert into equity in the future or whether we will be required to fund the principal amount of the Notes at maturity. For additional information on the background and purpose of the offer, see “Special Factors - Background of and Reasons for the Offer.”

(b) Use of Securities Acquired: The Notes acquired pursuant to the Offer of Premium will be cancelled by the Company.

(c) Plans.

(1) None.

(2) None.

(3) The information set forth in the Offering Circular under the headings “Summary - Background and Purpose,” “Risk Factors - Risks Relating to the Offer and Notes,” “Special Factors - Plans of the Company after the Offer; Effects of the Offer,” “Dividend Policy,” “Summary Description of Common Stock,” and “Capitalization” is incorporated herein by reference. The amendments set forth in Item 6(a) of this Schedule TO and Item 7 of this Schedule 13E-3 are incorporated herein by reference.

(4) None.

(5) None.

(6), (7) The information set forth in the Offering Circular under the heading “Special Factors - Plans of the Company after the Offer; Effects of the Offer” is incorporated herein by reference. The amendments set forth in Item 7 of this Schedule 13E-3 are incorporated herein by reference.

(8) None.

(9) None.

(10) None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offering Circular under the headings “Summary of the Offer - What are we seeking to accomplish in the offer and what consideration are we offering in the offer?,” “Summary of the Offer - How will we pay the Conversion Premium for the Notes converted in the Offer?” and “Capitalization” are incorporated herein by reference. See the Transaction Valuation Note above for the total consideration that we will be required to deliver to the holders of the Notes if all of the outstanding Notes are tendered in the Offer of Premium. The amendments set forth in Item 1 of this Schedule TO are incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. None.

(b) Securities Transactions. From September 2005 through July 2006, we completed privately negotiated transactions with Note holders resulting in the early conversion of $281.8 million principal amount of the Notes (or approximately 49% of the Notes then outstanding) into Common Stock. In those transactions, the participating holders converted their Notes into 9.1 million shares of Common Stock and received premium and accrued interest payments of $27.6 million cash. We recorded net charges totaling $25.0 million related to those transactions. As of August 8, 2006, $293.2 million principal amount of Notes remain outstanding. These transactions were made in reliance on the exemption from registration provided under Section 3(a)(9) of the Securities Act of 1933.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  Solicitations or Recommendations. No persons have been employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Offer of Premium. For information regarding our financial advisor, conversion agent and information agent, see the information set forth in the Offering Circular under the headings “Financial Advisers,” “Information Agent” and “Conversion Agent,” which is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a), (b) Financial Statements: The information in the Offering Circular under the headings “Capitalization,” “Ratio of Earnings to Fixed Charges and Preferred Stock Dividends,” “Selected Historical Consolidated Financial and Operating Data,” and “Pro Forma Summary of Debt Maturities” are incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)           We are not aware of any governmental of federal or state regulatory approvals required for the consummation of the Offer of Premium, other than compliance with applicable securities laws.

(3)	None.

(4)	None.

(5)	None.

(b) Other Material Information. None.

ITEM 12. EXHIBITS.

Exhibit Number	Description

(a)(1)(i)	Offering Circular, dated August 10, 2006.*

(a)(1)(ii)	Form of Special Conversion Letter of Transmittal.*
(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.*
(a)(1)(iv)	Form of Letter to Clients.*

(a)(1)(v)	Amended and Restated Offering Circular, dated August 31, 2006.**

(a)(5)(i)	Press Release Regarding Offer, dated August 10, 2006.*

(a)(5)(ii)	Press Release Regarding Extension of Offer, dated August 31, 2006.**

(e)	Freeport-McMoRan Copper & Gold Inc. Definitive Proxy Statement on Schedule 14A, dated March 22, 2006, with respect to our 2006 Annual Meeting of Stockholders held on May 4, 2006.***

*	Previously filed with the SEC on August 10, 2006.
**	Filed herewith.
***	Previously filed with the SEC on March 22, 2006.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

The Offer of Premium may constitute a “going-private” transaction within the meaning of Rule 13e-3 promulgated under the Exchange Act. The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offering Circular is incorporated herein by reference to the items required by Schedule 13E-3.

ITEM 2 OF SCHEDULE 13E-3. SUBJECT COMPANY INFORMATION

(d) Dividends. The information set forth in the Offering Circular under the heading “Price Ranges for Notes and Common Stock and Quarterly Cash Dividends” and “Dividend Policy” are incorporated herein by reference.

(e) Prior Public Offerings. The information set forth in the Offering Circular under the heading “Special Factors - Background of and Reasons for the Offer is incorporated herein by reference.

(f) Prior Stock Purchases. The information set forth in the Offering Circular under the heading “Special Factors - Background of and Reasons for the Offer is incorporated herein by reference. The amendments set forth in Item 7 of this Schedule 13E-3 are incorporated herein by reference.

ITEM 3 OF SCHEDULE 13E-3. IDENTITY AND BACKGROUND OF FILING PERSON.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information required by this Item is set forth in our definitive proxy statement on Schedule 14A relating to our 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006 and is incorporated herein by reference. During the past five years, no director or executive officer of the Company has been convicted in a criminal proceeding or a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws. Each director and executive officer of the Company is a citizen of the Untied States except executive officer Armando Mahler, who is an Indonesian citizen.

ITEM 4 OF SCHEDULE 13E-3. TERMS OF THE TRANSACTION.

(c) Different Terms. Not applicable.

(d)  Appraisal Rights. Holders of the Notes are not entitled to appraisal or dissenters’ rights.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. The information set forth in the Offering Circular under the heading “Summary of the Offer - Will the Common Stock issued upon conversion of the Notes be listed for trading?” is incorporated herein by reference.

ITEM 5 OF SCHEDULE 13E-3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND
AGREEMENTS.

(a) Transactions. The information required by this Item is set forth in our definitive proxy statement on Schedule 14A relating to our 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006 and is incorporated herein by reference.

(b) Significant Corporate Events. Not Applicable.

(c) Negotiations or Contacts. Not Applicable.

ITEM 7 OF SCHEDULE 13E-3. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)-(c) Purposes; Alternatives; Reasons. This information set forth in the Offering Circular under the headings “Summary - Background and Purpose” and “Special Factors - Background of and Reasons for the Offer” is incorporated herein by reference.

The information under the heading “Special Factors - Background of and Reasons for the Offer” is amended as follows:

Background of and Reasons for the Offer

The offer is part of our comprehensive plan to reduce our debt and simplify our capital structure. The purpose of the offer is to induce conversion of the remaining outstanding Notes in the principal amount of $293.2 million. We believe conversion of the remaining Notes pursuant to the offer will strengthen our balance sheet by further reducing our outstanding debt and our interest expense. We also believe that the early conversions will eliminate or reduce the uncertainty associated with whether the Notes will convert into equity in the future or whether we will be required to fund the principal amount of the Notes at maturity.

In deciding to make the offer, we considered the fact that the trading prices of the Notes have become increasingly more correlated with the trading prices of our Common Stock due to the substantial increase in the trading price of our Common Stock since the Notes were issued. See “Determination of Conversion Premium” and“Price Ranges for Notes and Common Stock and Quarterly Cash Dividends.” We considered this tender offer as the best way to induce the Note holders to convert their Notes into Common Stock. No alternatives were considered.

Original Issuance of the Notes. We originally issued the Notes in the aggregate principal amount of $575.0 million at an issue price of $1,000 per Note in a private placement in February 2003. The conversion price of $30.872 represented a 70 percent premium over the closing price of our Common Stock at the time of the transaction. Following the private placement, we filed with, and the Securities and Exchange Commission declared effective on April 30, 2003, a registration statement on Form S-3 pursuant to which holders of the Notes were able to resell the Notes or shares of our Common Stock into which the Notes are convertible. We then registered the Notes under Section 12(b) of the Securities Exchange Act of 1934 and listed the Notes for trading on the New York Stock Exchange.

Debt Reduction. At December 31, 2003, we had total debt of approximately $2.2 billion. We subsequently completed a series of transactions to reduce our debt and our total debt at June 30, 2006 approximated $1.1 billion. The following debt transactions were completed in 2005 and 2006:

•	Prepayment of $187.0 million of bank debt;

•	Purchases in open market transactions of

o	$227.6 million of 10⅛% Senior Notes for $251.8 million;

o	$11.1 million of 7.50% Senior Notes due 2006 for $11.5 million; and

o	$4.4 million of 7.20% Senior Notes due 2026 for $4.1 million;

•	Privately negotiated transactions to induce conversion of $281.8 million of the Notes as described further below under “Privately Negotiated Transactions”;

•	Mandatory redemption of $167.4 million of our Gold-Denominated Preferred Stock, Series II for $236.4 million; and

•	Mandatory redemption of $25.0 million of our Silver-Denominated Preferred Stock for $43.2 million.

We have continued to assess opportunities to further reduce our debt in advance of scheduled maturities. As part of this process, we have considered transactions to induce conversion of the Notes.

Similar Transactions. In 2003, we engaged a financial advisor and privately negotiated the early conversion of 51.5 percent of our then outstanding 8¼% Convertible Senior Notes due January 2006 resulting in the early conversion of $311.1 million of our debt into equity. In January 2004, we engaged a financial advisor and completed a tender offer for the remaining 8¼% Convertible Senior Notes resulting in the early conversion of $225.8 million of our debt into equity.

Consideration of Induced Conversions of the Notes. Based on our experience with the induced conversions of our 8¼% Convertible Senior Notes and as part of our efforts to reduce our debt in advance of the scheduled maturities, during the second quarter of 2005, our management team began to consider transactions to induce conversion of the Notes, which mature in 2011. In June 2005, based on the recommendation of our President and CEO, our board of directors authorized our senior management team (our Chairman, President and CEO and our Chief Financial Officer) to pursue transactions to induce conversions of the Notes. Our senior management began authorizing us to enter into privately negotiated transactions in September 2005.

Privately Negotiated Transactions. From September 2005 through the first week of July 2006, we completed privately negotiated transactions with Note holders resulting in the early conversion of $281.8 million principal amount of the Notes (or approximately 49% of the Notes originally issued) into Common Stock as described in further detail below.

During September of 2005, we completed ten privately negotiated transactions with Note holders resulting in the early conversion of $188.4 million principal amount of the Notes (or approximately 32.8% of the Notes then outstanding) into our Common Stock. In these transactions, the holders converted their Notes into 6.1 million shares of our Common Stock and received $19.2 million in cash, which amount included unpaid interest on the Notes through the date of the transactions and cash premiums paid to Note holders. The amounts of the cash premiums ranged from $94.40 to $100.70 per $1,000 principal amount of Notes converted, and the average cash premium was $96.90 per $1,000 principal amount of Notes converted. Our Common Stock price during this period ranged from $42 to $49.

During the 4th quarter of 2005, we completed five privately negotiated transactions with Note holders resulting in the early conversion of $62.9 million principal amount of the Notes (or approximately 16.3% of the Notes then outstanding) into our Common Stock. In these transactions, the holders converted their Notes into 2.0 million shares of our Common Stock and received $5.9 million in cash, which amount included unpaid interest on the Notes through the date of the transactions and cash premiums paid to Note holders. The amounts of these cash premiums ranged from $70.20 to $93.40 per $1,000 principal amount of Notes converted, and the average cash premium was $79.90 per $1,000 principal amount of Notes converted. Our Common Stock price during this period ranged from $44 to $56.

In January of 2006, we completed one privately negotiated transaction with a Note holder resulting in the early conversion of $11.0 million principal amount of the Notes (or approximately 3.4% of the Notes then outstanding) into our Common Stock. In this transaction, the holder converted its Notes into 0.4 million shares of our Common Stock and received $0.8 million in cash, which amount included unpaid interest on the Notes through the date of the transaction and a cash premium paid to the Note holder. The amount of the cash premium was $49.70 per $1,000 principal amount of Notes converted. Our Common Stock price at the time of negotiating this transaction was approximately $58.

In April of 2006, we completed one privately negotiated transaction with a Note holder resulting in the early conversion of $5.0 million principal amount of the Notes (or approximately 1.6% of the Notes then outstanding) into our Common Stock. In this transaction, the holder converted its Notes into 0.2 million shares of our Common Stock and received $0.3 million in cash, which amount included unpaid interest on the Notes through the date of the transaction and a cash premium paid to the Note holder. The amount of the cash premium was $44.40 per $1,000 principal amount of Notes converted. Our Common Stock price at the time of negotiating this transaction was approximately $62.

During the first week of July of 2006, we completed one privately negotiated transaction with a Note holder resulting in the early conversion of $14.5 million principal amount of the Notes (or approximately 4.7% of the Notes then outstanding) into our Common Stock. In this transaction, the holder converted its Notes into 0.5 million shares of our Common Stock and received $1.3 million in cash, which amount included unpaid interest on the Notes through the date of the transactions and a cash premium paid to the Note holder. The amount of the cash premium was $65.00 per $1,000 principal amount of Notes converted. Our Common Stock price at the time of negotiating this transaction was approximately $57.

The Offer. At the end of July, several weeks after completion of the last private transaction, our CFO and CEO began considering the potential transaction. At our Board of Directors meeting on August 1, 2006, our CEO reported on the potential tender offer for the induced conversion of the remaining Notes. During the first week of August, our CEO and our CFO, working with our financial advisor, established the Conversion Premium for the offer, and our board then approved proceeding with the offer with the Conversion Premium. For information regarding the methodology that we used to determine the Conversion Premium, see “Determination of Conversion Premium.” We commenced the offer on August 10, 2006 to the remaining approximately 150 holders of the Notes.

None of our directors, officers or affiliates holds any Notes. If all of our outstanding Notes are converted in the offer, we will issue 9.5 million shares of our Common Stock and will then have approximately 197.1 million outstanding shares of Common Stock. Thus, we do not anticipate any changes in our present board of directors or management following the completion of this offer.

(d) Effects. The information set forth in the Offering Circular under the headings “Special Factors - Plans of the Company after the Offer; Effects of the Offer” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

The information under the heading “Special Factors - Plans of the Company after the Offer; Effects of the Offer” is amended as follows:

Plans of the Company after the Offer; Effects of the Offer

Although the Notes are listed for trading on the New York Stock Exchange, there is currently limited trading in the Notes. To the extent that Notes are tendered for conversion in the offer, the trading market for the remaining Notes may become even more limited or may cease altogether. In addition, depending upon the number of Notes exchanged and accepted for conversion pursuant to the offer and the number of holders of Notes remaining after consummation of the offer, the Notes may no longer meet the requirements of the New York Stock Exchange for continued listing, which could adversely affect the trading market and market value of the Notes. The New York Stock Exchange could initiate delisting procedures with respect to the Notes if the aggregate market value or principal amount of the Notes is less than $1 million. As a result, if you choose not to tender your Notes in the offer, you may find it more difficult to sell your Notes in the future at intervals or prices acceptable to you.

The Notes are currently registered under the Exchange Act. There are approximately 150 Note holders. Registration of the Notes may be terminated by us upon application to the SEC pursuant to Section 12(g)(4) of the Exchange Act if the Notes are not held by more than 300 holders of record or listed on a national securities exchange.  All Notes tendered in the offer will be retired and canceled. We do not intend to pursue the termination of the registration of the Notes; however, as previously stated, the New York Stock Exchange could initiate delisting procedures with respect to the Notes if the aggregate market value or principal amount of the Notes is less than $1 million. Regardless of whether the registration of the Notes is terminated, we will continue to be subject to reporting and other obligations arising with respect to other classes of our securities.

ITEM 8 OF SCHEDULE 13E-3. FAIRNESS OF THE TRANSACTION.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Offering Circular under the heading “Special Factors - Fairness of the Offer” is incorporated herein by reference.

The information under the heading “Special Factors - Fairness of the Offer - Substantive Fairness” is amended as follows:

Substantive Fairness

In making its determination regarding the substantive fairness of the offer, the board, upon management’s recommendation, considered a number of factors, including the following:

•
Amount of Payments. As indicated in the preceding section entitled “Determination of Conversion Premium,” the board believes that the Conversion Premium has been calculated to offer Note holders a combination of cash and Common Stock that is more advantageous than the rights a Note holder would possess if it refrained from tendering in the offer (or if we elected not to make the offer). The total amount of the remaining interest payments on each Note would be $311.11 (or $264.70 on a present value basis assuming a discount rate of 7.0%), and the total amount of dividends on the Common Stock into which each Note would be converted, assuming that we pay the supplemental dividend of $0.75 payable on September 29, 2006, and we pay our regular dividend of $1.25 per year through the maturity date of the Notes, would be $204.00 (or $178.93 on a present value basis assuming a discount rate of 7.0%). Using these assumptions, the present value of the net cash excess of the interest cost savings above the additional dividends is $85.77 per Note. This compares with our offer to pay a Conversion Premium of $90 per 1,000 principal amount of Notes. These calculations do not take into consideration any changes in our regular dividend rate or any potential future supplemental dividends. If we assume our regular dividend is increased by 25% beginning in November 2006, continuing through the maturity date of the Notes, the present value of the dividend stream using a 7.0% discount rate would be $217.69. Under this scenario, the present value of the net cash excess of the interest cost savings over the additional dividends is $47.01 per Note compared with our offer to pay a Conversion Premium of $90 per $1,000 principal amount of the Notes.

•
Benefits to the Company. The board believes completion of the offer will enhance the company’s financial position by strengthening its balance sheet through the reduction of outstanding debt and interest expense. The board also believes that the early conversions will eliminate or reduce the uncertainty associated with the Notes will convert into equity in the future or whether we will be required to fund the principal amount of the Notes at maturity, and that the benefits of these enhancements will accrue to Note holders whether or not they tender their Notes. The board noted that the company can fund the cash payments required under the offer with available cash, and will not be required to borrow any funds to complete the transaction.

•
Financial Advisor. Although our financial advisor has not rendered any report, opinion or appraisal relating to the fairness of the offer, we did review our methodologies with such advisor in connection with determining the Conversion Premium. See “Determination of Conversion Premium.” We do not believe that a report, opinion, or appraisal from our financial advisor is warranted for the offer for a number of reasons, including the following:

o	None of the Note holders are directors, officers, or affiliates of the company.

o	Our management team is familiar with the valuation methodologies for this type of transaction (see “Background of and Reasons for the Offer”).

o
Each Note holder is in the best position to decide, based upon their own assessment of the current market value of the Notes and the underlying Common Stock, individual liquidity needs, tax considerations, and investment objectives, whether tendering their Notes in the offer is in their best interest.

•
Other Factors. The board also considered current and historical trading prices of the Notes and Common Stock, the differences between recent trading prices of the Notes and recent trading prices of the underlying Common Stock (see “Determination of Conversion Premium”), and information provided by management concerning our business, financial condition, results of operations, current business strategy, future business prospects, and material risk exposures. In the context of this transaction, the board did not deem it necessary or relevant to consider the value of the offer’s consideration as compared to going concern values, liquidation values, book values or similar values. Our board believes that the consideration of the present value of the remaining interest payments and the present value of the dividends on the Common Stock into which the Notes would be converted is the most appropriate method of determining the Conversion Premium (see “Determination of Conversion Premium”). Our board did not consider going concern value because it is not relevant to the value of the Conversion Premium. We also believe that the value of the Notes and Common Stock are determined by market price and not by a theoretical going concern value of the company. Our board did not consider liquidation values as a factor because the company is a viable going concern business, and the trading history of our Common Stock is an indication of its value as such. Finally, our board did not consider net book value a material indicator of value because it is an accounting methodology, indicative only of historical costs of our assets and therefore is not relevant to the value of the Conversion Premium and does not reflect the value of the Notes or the value of the Common Stock.

The conversion premiums paid in the privately negotiated transactions (see “Background of and Reasons for the Offer”) differ from the Conversion Premium because market conditions have changed, including the trading prices of the Notes and Common Stock, and because the difference between remaining interest payments and potential future dividends on the underlying Common Stock has changed.

The information under the heading “Special Factors - Fairness of the Offer - Procedural Fairness” is amended as follows:

Procedural Fairness

•
Conversion Price. The board noted that the $30.8720 conversion price, subject to adjustment, applicable to the offer was negotiated at arm’s-length in 2003 when the Notes were originally issued and represented a 70 percent premium over the closing price of our Common Stock at that time. As discussed in “Determination of the Conversion Premium,” the conversion price determines the number of underlying shares of Common Stock into which the Notes may be converted.

The following sentence under the heading “Special Factors - Fairness of the Offer - Other” is amended as follows:

It is intended to address the ~~principal~~ material factors upon which the board based its determination that the offer is fair to all Note holders.

(c)  Approval of Security Holders. The Offer of Premium does not require the approval of unaffiliated security holders of the Company.

(d)  Unaffiliated Representative. None of our non-employee directors have retained an unaffiliated representative to act on behalf of unaffiliated security holders of the Company for purposes of negotiating the Offer of Premium or preparing a report concerning the fairness of the Offer of Premium.

(e) Approval of Directors.  The Offer of Premium was unanimously approved by our non-employee directors and Board of Directors.

(f) Other Offers. Not applicable.

ITEM 9 OF SCHEDULE 13E-3. REPORTS, OPINIONS, APPRAISALS AND CERTAIN
NEGOTIATIONS.

(a) Report, Opinion or Appraisal. We did not receive any report, opinion or appraisal from an outside party that is materially related to the Offer of Premium.

(b), (c) Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. Not applicable.

ITEM 10 OF SCHEDULE 13E-3. SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

(c) Expenses. The information set forth in the Offering Circular under the heading “Fees and Expenses” is incorporated herein by reference. The Company will be responsible for paying all such expenses.

ITEM 12 OF SCHEDULE 13E-3. THE SOLICITATION OR RECOMMENDATION.

(d), (e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. No director, officer or affiliate of the company currently owns any Notes or has made a recommendation either in support of or opposed to the Offer of Premium.

ITEM 14 OF SCHEDULE 13E-3. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(b) Employees and corporate assets. Certain officers or other employees of the Company may respond to questions regarding the Offer of Premium and solicit tenders of Notes in the Offer of Premium. No special compensation will be paid to any such officer or employee for any duties performed in connection with the Offer of Premium, which will be identical to their regular duties.

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
FREEPORT-McMoRan COPPER & GOLD INC.
By:  __/s/ C. Donald Whitmire, Jr.__________
C. Donald Whitmire, Jr.
                            Vice President and Controller - Financial Reporting

Dated: August 31, 2006

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offering Circular, dated August 10, 2006.*

(a)(1)(ii)	Form of Special Conversion Letter of Transmittal.*
(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.*
(a)(1)(iv)	Form of Letter to Clients.*

(a)(1)(v)	Amended and Restated Offering Circular, dated August 31, 2006.**

(a)(5)(i)	Press Release Regarding Offer, dated August 10, 2006.*

(a)(5)(ii)	Press Release Regarding Extension of Offer, dated August 31, 2006.**

(e)	Freeport-McMoRan Copper & Gold Inc. Definitive Proxy Statement on Schedule 14A, dated March 22, 2006, with respect to our 2006 Annual Meeting of Stockholders held on May 4, 2006.***

*	Previously filed with the SEC on August 10, 2006.
**	Filed herewith.
***	Previously filed with the SEC on March 22, 2006.

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